SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2) [1]

Dicerna Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

253031108
(CUSIP Number)
Domain Associates, LLC	Ropes & Gray LLP
202 Carnegie Center, Suite 104	1211 Avenue of the Americas
Princeton, NJ 08540	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq.
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
[   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 253031108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	2,919,056
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	2,919,056
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,919,056
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		4.7%
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 253031108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	21,629
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	21,629
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		21,629
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		Less than 0.1%
14.	TYPE OF REPORTING PERSON		PN

CUSIP NO. 253031108
AMENDMENT NO. 2 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons with respect to the Common Stock of the Issuer on April 20, 2017, and Amendment No. 1 thereto filed on December 20, 2017 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 2. Identity and Background.

Item 2(b)-(c) is hereby amended to state that as of November 5, 2018 the principal business address of each of the entities and individuals named in Item 2 is c/o Domain Associates, LLC, 202 Carnegie Center, Suite 104, Princeton, NJ  08540.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read in its entirety as follows:

(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 2 to Schedule 13D. Ownership percentages are based on approximately 61,810,000 shares of Common Stock outstanding as of November 1, 2018.

In addition, Brian K. Halak holds the following options to purchase Common Stock, which are fully-vested or will vest within 60 days of the filing of this Amendment No. 2 to Schedule 13D:

(i)	an option to purchase 25,000 shares at an exercise price of $16.30, expiring April 16, 2024;
(ii)	an option to purchase 15,000 shares at an exercise price of $18.73, expiring June 18, 2024;
(iii)	an option to purchase 15,000 shares at an exercise price of $13.87, expiring June 25, 2025;
(iv)	an option to purchase 15,000 shares at an exercise price of $3.26, expiring June 14, 2026;
(v)	an option to purchase 25,000 shares at an exercise price of $3.42, expiring July 18, 2027; and
(vi)	approximately 8,332 shares representing the vested portion of an option to purchase 25,000 shares at an exercise price of $13.08, expiring June 21, 2028.

Item 5(c) is hereby amended and restated in its entirety to report the following open-market sales by the Reporting Persons:

Seller	Date	Number of Shares Sold	Weighted Average Price per Share
DP VIII	10/30/2018	152,364	$13.68
DP VIII A	10/30/2018	1,136	$13.68
DP VIII	10/30/2018	90,918	$14.31
DP VIII A	10/30/2018	678	$14.31
DP VIII	10/31/2018	128,670	$13.60
DP VIII A	10/31/2018	959	$13.60
DP VIII	11/01/2018	188,867	$13.37
DP VIII A	11/01/2018	1,408	$13.37

Item 5(a) is hereby amended and restated to read in its entirety as follows:
The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on November 1, 2018.

CUSIP NO. 253031108

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2018

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
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